FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

GPA PROMOTES CHANGES IN ITS STRUCTURE

Peter Estermann takes office as CEO of Via Varejo

Líbano Barroso is the new Vice-President of Operations of GPA

São Paulo, October 2nd, 2015 – Companhia Brasileira de Distribuição (“CBD”) hereby inform their shareholders and the market a reorganization of its structure and Peter Paul Estermann takes office as CEO of Via Varejo. Libano Barroso, so far CEO of Via Varejo, takes the newly created position of Vice President of Operations of GPA.

Peter Estermann, an engineer post-graduated from Harvard Business School, assumes as CEO of Via Varejo after a period of one year and three months ahead of the Vice Presidency of Infrastructure and Strategic Development of GPA – this area ceases to exist as a result of such reorganization. The main duties of Estermann ahead of Via Varejo are the continuation and implementation of new actions to accelerate sales and to reduce expenses, increasing the company’s operational efficiency.

“The position of Peter Estermann as a leader in the integration process between the companies of GPA gives him a deep knowledge of the group’s businesses, including Via Varejo. This inner experience, added to the ‘turn around’ processes conducted by the executive in large companies in Brazil and abroad gives us confidence that we will succeed in implementing the plans and obtaining the expected advances”, said Iabrudi.

The creation of the Vice Presidency of Operations stems from advances verified in the processes of integration between the companies of the group and starts to gather all the areas and projects with scope common to all the group's businesses. Ahead of the Vice Presidency of Operations, Líbano Barroso will lead the areas of strategic planning, commercial, logistics, IT, customer relations, shared purchase and services center and marketing. Besides these activities, it is part of this structure the conduction the of the synergies fronts, promoting the exchange of best practices between all the Company's businesses, including the Group Exito.

“Líbano Barroso made an important work in Via Varejo and strengthened the company's leadership position in its segment. This experience, added to the history of the executive in GPA and, previously, in integrating businesses in Latin America, will be very important to advance on the objectives and plans set out in this new structure” said Ronaldo Iabrudi, CEO of GPA.

During the month of October, Líbano Barroso and Peter Estermann will lead together the processes of integration in GPA and Via Varejo.

São Paulo, October 2, 2015.

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 2, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.